Room 4561

October 31, 2007

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
        Form 10-K for the fiscal year ended June 30, 2007
        Filed August 29, 2007
        Definitive Proxy Statement on Schedule 14A
        Filed September 26, 2007
        File No. 001-05397

Dear Mr. Reidy:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   The "Executive Overview" and the relevant disclosure in your discussion of your results of operations should provide a more descriptive analysis that explains management's view of the implications and significance of two of the key transactions effected in the fiscal year ended June 30, 2007, i.e., the tax-free spin-off of your former Brokerage Services Group business and the sale of your Travel Clearing business.

> Enhance your disclosure to provide the appropriate context within which investors should analyze your overall financial condition and the specific financial information impacted by these transactions.

Critical Accounting Policies, page 37

2.   Your critical accounting policies should describe all the significant estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For instance, we note the additional estimates and assumptions surrounding workers' compensation and employer liability insurance coverage for PEO worksite employees, intangible assets, allowances for doubtful accounts, investments and pensions. Please identify the material accounting estimates and assumptions that you make when preparing your financial statements. Tell us what consideration you gave to disclosing why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, the accuracy of the estimate/assumption in the past, how they have changed, and any reasonably likely future changes. We refer you to Section V of SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

H. Goodwill and Other Intangible Assets, page 45

3.   Your disclosure indicates that the fair value of goodwill is measured by discounting estimated future cash flows. Please clarify how your policy complies with paragraphs 19 to 22 of SFAS 142.

Note 13. Funds Held for Clients and Client Fund Obligations, page 59

4.   Please explain how you determined the balance sheet classifications of funds held for clients and client funds obligations. Tell us what consideration you gave to including these line items within total current assets and total current liabilities, respectively. In this regard, indicate how you comply with Chapter 3, Section A of ARB 43.

Note 18. Staff Accounting Bulletin No. 108, page 72

5.   We note from your disclosure that you adopted the provisions of SAB 108 in fiscal 2007. In your discussion of the cumulative adjustment, tell us what consideration you gave to disclosing the nature of each individual error being corrected as well as how each error being corrected arose. Refer to Question 3 of SAB 108.

Item 9A. Controls and Procedures, page 76

Management's Evaluation of Disclosure Controls and Procedures, page 76

6.   We note your disclosure that "the Chief Executive Officer and Chief Financial Officer
        have concluded that ADP's disclosure controls and procedures as of June 30, 2007
        were effective to ensure that information required to be disclosed by ADP in reports
        that it files or submits under the Securities Exchange Act of 1934 is recorded,
        processed, summarized and reported within the time periods specified in Securities and
        Exchange Commission's rules and forms." Please clarify, if true, that your officers
        concluded that your disclosure controls and procedures are also effective to ensure that
        information required to be disclosed in the reports that you file or submit under the
        Exchange Act is accumulated and communicated to your management, including your
        chief executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits

7.   We are unable to locate Mr. Butler's employment agreement, which was entered into
        on June 28, 2006. Please advise.

Definitive Proxy Statement on Schedule 14A

General

8.   We are unable to locate the disclosure required by Item 404 of Regulation S-K. Please
        advise.

Compensation Discussion and Analysis, page 13

General

9.   As you may be aware, the Division has recently released Staff observations relating to
        a focused review of executive compensation disclosure. This guidance, which is
        available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be
        helpful as you review the comments set forth below, which should be given
        appropriate consideration when drafting future versions of your executive
        compensation and other related disclosure.

10.   Please provide quantitative disclosure of all of the terms of the necessary targets or
        performance objectives to be achieved in order for your executive officers to earn their
        incentive compensation. Refer for example to the performance objectives associated
        with the Growth Incentive Program and the Accelerated Revenue Program. Refer to

Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

11.   Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. Refer for example to the amounts you awarded to Mr. Butler under the non-equity incentive plan as well as the stock option award made to him on July 1, 2006 compensation. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.

Pay Philosophy, page 13

12.   Please describe in greater detail the nature and scope of your compensation consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

13.   Please clarify the precise nature of your benchmarking activities. Please identify the companies you evaluated during the review of the market position of your executive compensation practices, including those whose information is included in the data supplied by the compensation consultants. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2007 and discuss the amount of weight the Compensation Committee gives to the targeted pay position of your executives compared to those in the peer group. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Compensation, page 14

14.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

Named Executive Officers' Fiscal Year 2007 Target Bonus Amounts, page 17

15.	With respect to amounts awarded under the annual bonus plan, please address how the committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric(s). We would expect to see a more focused discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. In this regard, you should analyze the reasons why each of your named executive officers received non-equity incentive payments that exceeded the target level.

Long-Term Incentive Compensation Programs, page 18

16.	Although you provide general disclosure regarding policies relating to your long-term equity compensation, please include a more focused discussion that not only sets forth the actual amounts awarded under this component of compensation but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock option and restricted stock awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards. To the extent compensation levels are primarily based on the terms of each named executive's employment agreement, provide sufficient detail of how you determined or negotiated the payouts specified by the employment agreements.

Potential Payments Upon Termination or Change in Control, page 39

17.   Please describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Jay Ingram at 202-551-3397. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief